JASPER EXPLORATIONS INC.
9012 – 100 St.
Westlock, Alberta
Canada T7P 2L4

May 4, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attention: Anne Nguyen Parker

Re:	Jasper Explorations Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-171373

The Company requests that its Request for Acceleration of May 2, 2011 be withdrawn effective immediately.

Thank you for your assistance.

Very truly yours,
Jasper Explorations Inc.

/s/ Robert Denman
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Robert Denman

Chief Executive Officer,
Chief Financial Officer,
President, Secretary,
Treasurer and
Director Principal Executive Officer
and (Principal Accounting Officer)